MUSCLE MAKER, INC.

308 East Renfro Street, Suite 101

Burleson, Texas 76028

(682) 708-8250

November 15, 2019

Via Edgar

Scott Anderegg, Staff Attorney

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	Muscle Maker, Inc.
Draft Registration Statement on Form S-1
Submitted on September 26, 2019
CIK No. 0001701756

Dear Mr. Anderegg:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated October 25, 2019 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-1 submitted September 26, 2019 (the “Registration Statement”) of Muscle Maker Inc. (the “Company”). For the Staff’s reference, we are providing to the Staff by FedEx copies of this letter and a copy of the Draft Registration Statement marked to show all changes from the version that was confidentially submitted.

For the Staff’s convenience, the Staffs comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

The Offering, page 6

1.	Please consistently refer to your convertible notes throughout this prospectus and your selling shareholder prospectus. In this regard, you define them as the SPA Notes and the April 2019 Notes here, however, elsewhere, such as in the fee table, the selling shareholder prospectus and the Notes to your financial statements, you do not use the same definitions. You also do not appear to have consistently described the terms of the notes or, if the terms have been revised, your disclosure does not make this clear. For example, you disclose here that “in the event the per share purchase price in this offering or any other public offering is less than $4.00 per share” then the conversion price will be adjusted for the SPA Notes and the April 2019 Notes. However, according to the terms of the 12% promissory notes filed as an exhibit and your disclosure in the Notes to the Financial Statements and selling shareholder prospectus, the trigger price appears to be $2.00 per share for the April 2019 Notes. We are also having trouble reconciling the disclosure of the SPA Notes reflected here as compared to the exhibit, Notes to Financial Statements and selling shareholder prospectus. Please revise your disclosure to consistently reflect the terms of the notes.

The Company has revised the disclosure throughout the Registration Statement to consistently refer to the various note financings.

Use of Proceeds, page 33

2.	We note your intent to “re-launch [your] franchise sales program.” In an appropriate place in your prospectus, please revise to explain this program and what re-launching it entails. If this relates to your intended update of your Franchise Disclosure Document, please enhance your disclosure to describe how you are updating the program and why you are not allowing additional franchisees at this time.

The Company has added disclosure on page 59 under “Business – Our Franchise Program” providing that the Company is not allowing additional franchises at this time, as it needs to update the Franchise Disclosure Document as well as raise the required capital to fund the re-launch of its franchise sales program.

Management’s Discussion and Analysis, page 39

3.	We note your disclosure that comparable restaurant sales, which reflect the change in year-over-year sales for restaurants in the fiscal month following 15 months of operation using a mid-month convention, “will affect [y]our sales growth and will continue to be a critical factor affecting [y]our ability to generate profits.” Please revise to provide quantifiable information relating to your comparable restaurant sales and growth or tell us why you do not believe this disclosure is material to investors.

The Company has revised the risk factor on page 12 and added disclosure under “Management’s Discussion and Analysis – Revenues” on page 42 to provide a quantifiable assessment of year over year sales.

Overview, page 39

4.	We note your disclosure that as of June 30, 2019, you had an accumulated deficit of $27,428,281 and expect to continue to incur substantial operating and net losses for the foreseeable future. Given these historical trends, please reconcile your disclosure to explain how you will experience growth in profits by expanding your restaurant base, as you state on pages 2 and 54, when it appears that your operating expenses have precluded your ability to be profitable in the past and your disclosure suggests that you do not expect these costs or losses to subside.

The Company has revised the disclosure on pages 2 and 54 to remove the reference to profits.

Liquidity and Capital Resources, page 48

5.	We note your disclosure that you “expect to have ongoing needs for working capital in order to fund operations and expand operations by opening additional corporate-owned restaurants. To that end, we may be required to raise additional funds through equity or debt financing” and your reference to opening 18 corporate-owned locations in 2020. Please provide a discussion and analysis of the anticipated amount of financing you intend to seek and the anticipated impact on the company’s cash position, liquidity and results of operations. Refer to Item 303(a) of Regulation S-K and Section IV.B.2 of SEC Release No. 33-8350.

The Company has revised the Liquidity section on page 49 to fully describe the Company’s financing needs.

Business

Our Purchasing and Distribution, page 61

6.	We note your dependence upon a sole distributor. Please file any agreement you have with Sysco as an exhibit to your registration statement or tell us why you believe you do not need to do so. Refer to Item 601(b)(10) of Regulation S-K.

The Company has included the Sysco agreement as an exhibit to the Registration Statement.

Summary Compensation Table Elements of Compensation, page 72

7.	Your disclosure appears to emphasize fiscal 2017. Please revise to discuss fiscal 2018. In doing so, provide a narrative description of any material factors necessary to an understanding of the terms of the stock awards you granted, such as how you arrived at the amounts and why you opted to issue such awards to certain individuals. Please refer to Item 402(o) of Regulation S-K.

The Company did not grant any stock awards to its named executive officers during fiscal 2018. The Company has updated the disclosure accordingly.

Principal Stockholders, page 81

8.	Please revise your disclosure to identify the natural person or persons who have or shared voting and investment control of the shares held by Catalytic Holdings 1 LLC and Thoroughbred Diagnostics, LLC. Please refer to Item 403 of Regulation S-K.

The Company has revised the disclosure to identify the natural person that has voting and investment control over the shares held by Catalytic Holdings 1 LLC and Thoroughbred Diagnostics, LLC.

General

9.	Please tell us when you intend to use your selling shareholder prospectus, considering it contains several blanks that appear to be dependent upon the closing of the company’s primary offering. In this regard, Instruction 2 to Item 501(b)(3) of Regulation S-K requires disclosure explaining the method by which the price will be determined and indicating the trading market and the market price of the securities as of the latest practicable date, or else the registration statement must provide a fixed price at which the common stock will be sold until such a market has been established.

The Company intends to use the selling shareholder prospectus following the closing of the primary offering. Upon finalizing the terms of the primary offering, the relevant terms will be inserted.

10.	Because the terms of the convertible notes contain conversion rates that could adjust depending upon the outcome of the company’s initial public offering, please tell us what consideration you gave to providing additional disclosure that explains the dilutive impact to investors in the public offering, depending upon hypothetical initial public offering prices.

The Company is in process of negotiating the conversion of the convertible notes, which it expects will occur prior the closing of the public offering. As the shares of common stock from the conversion will be outstanding prior to the effective date, the Company does not believe additional disclosure is required.

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company is in process of finalizing an investor presentation and will provide it supplementary upon completion.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Sincerely,

Ferdinand Groenewald, CFO

cc:	Stephen M. Fleming, Esq.